

Univenture® Inc.

profitable innovation powerhouse creating technologies and products

34-year history and experiences to deploy at the next level

If interested in learning more, please contact us at the following URL:

https://www.univenture.com/investing/

Univenture Story

- 34-year history
- Unique growing products with last three years profitable
- Over 300 unique products with multiple Amazon top picks
- Growing in multiple brands, diverse by customers and brands
- Unique custom products for marketing and advertising industries
- Breakthrough Biotech technology with massive upscale potential
- Dynamic and experienced leadership team

INVEST IN PROFITABLE INNOVATION

Univenture's Growth Platforms:




GET NOTICED!





Biosortia Microbiomics	EnvyPak	UniKeep	CardNoter
IP Platform for the breakthrough discovery of potential drugs.	IP platform of high speed converting for specialty and consumer packaging	Patented platform of containers for publishing and organizing	IP platform of mixed functional materials for unique publishing

Univenture, Inc. — Founded in 1988 with the objective of creating platform technologies and products that are creative, inventive, and provide solutions that are: Better, Faster, Cheaper, or Differentiated that result in a sustainable business model of each new platform. Univenture's innovation has resulted in over $430 million in sales. See here for important legal disclosures.

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